Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. ANNOUNCES ACQUISITION OF OUTSTANDING 30% OF LOUVEM APPROVED BY LOUVEM SHAREHOLDERS

MONTREAL, Quebec, Canada, June 18, 2010 – Richmont Mines Inc. ("Richmont" or the “Company”) (TSX-NYSE Amex: RIC) is pleased to announce that its proposed acquisition of 30% of the issued and outstanding shares of Louvem Mines Inc. ("Louvem") (TSX Venture Exchange: LOV) not currently owned by Richmont, through an amalgamation (the "Transaction"), has been approved by the shareholders of Louvem at an annual and special meeting of the shareholders of Louvem held earlier today.

The TSX Venture Exchange, TSX and NYSE Amex have conditionally approved the listing of the shares to be issued pursuant to the Transaction, subject to customary conditions.

Pursuant to the Transaction, Louvem and 9222 - 0383 Québec Inc., a wholly owned subsidiary of Richmont, will amalgamate under Part IA of the Companies Act (Quebec) and the shareholders of Louvem will ultimately receive one share of Richmont for each 5.4 shares of Louvem held. Richmont expects to issue approximately 1.4 million common shares during the week of July 5, 2010.

Subject to customary closing conditions, Richmont expects the Transaction to be completed on or before June 30, 2010.

About Richmont Mines Inc.

Richmont has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Frédéric Tremblay
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 231
E-mail: jaitken@richmont-mines.com	E-mail: frederic.tremblay@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com